Exhibit 99.2

Baozun Releases 2025 Annual Sustainability Report

SHANGHAI, April 23, 2026 /PRNewswire/ -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, “we” or the ” Company”), a leader, pioneer and digital commerce enabler in China’s brand e-commerce services industry, today released its 2025 Annual Sustainability Report (the “Sustainability Report”), highlighting the Company’s achievements in environmental sustainability, social responsibility, and corporate governance.

As a technology-driven service provider advancing commercial ecosystems, Baozun regards sustainable development as a foundational principle of its broader strategic transformation. The Company is committed to becoming a pioneer in sustainable business, creating integrated economic, environmental, and social value for all stakeholders. Mr. Vincent Qiu, Founder, Chairman and CEO of Baozun, remarked, “We embed sustainability into our core business operations, build a green, end-to-end industry ecosystem, and continue to develop a technology-driven digital product and service matrix. Through full-chain integration and omnichannel collaboration, we enhance brand value and partner with our ecosystem to co-create a thriving, inclusive, and greener digital commerce future.”

Key ESG achievements in 2025:

•	In 2025, Baozun’s Scope 1 and Scope 2 greenhouse gas (GHG) emissions decreased by 26.96% compared to the 2021 baseline year, excluding Gap China.

•	Baozun has actively implemented its carbon neutrality strategy. The Company has deployed photovoltaic power generation systems across four industrial parks, officially launched an autonomous vehicle fleet, and advanced green and paperless operations. Three parks have obtained ISO 14064-1 greenhouse gas emissions verification. In addition, the Yishang and Tuopu parks have achieved ISO 14068-1 carbon neutrality certification.

•	Baozun has launched a pilot IoT-based integrated energy management platform, progressively establishing a data-driven energy management model that reduces both electricity consumption but greenhouse gas emissions.

•	Baozun continues to advance product technology upgrades and functional innovations. The Company’s DTC digital touchpoint solution, omnichannel product information management system (PIM), and order management system (OMS) have been featured in multiple Gartner 2025 research publications.

•	Baozun launched an AIGC-powered intelligent customer service coaching system on its S-ANY platform and continuously enhanced S-Whiz, its intelligent customer service assistant. Together, these capabilities delivered more efficient and professional customer service during peak promotional periods.

•	Baozun has cultivated a vibrant and people-first workplace culture. In 2025, the Company received multiple industry recognitions, including “2025 Model Employer,” “51job 2025 Outstanding Employer,” and “China Europe International Business School (CEIBS) Best Company Event.”

•	Baozun places information security and privacy protection at the core of its operations. The Company has developed its proprietary “PII Vault” privacy protection solution, enabling centralized management and full lifecycle protection of personally identifiable information (PII). In 2025, the Company participated in the “Panshi Action” cybersecurity live-fire exercise in Shanghai and won the Excellence in Emergency Response Award.

For the full 2025 annual sustainability report, please visit: https://ir.baozun.com/ESG-Report.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com